Exhibit 99.1

CHINA CUSTOMER RELATIONS CENTERS, INC.

1366 ZHONGTIANMEN DAJIE
XINGHUO SCIENCE AND TECHNOLOGY PARK
HIGH-TECH ZONE, TAIAN CITY
SHANDONG PROVINCE
PEOPLE’S REPUBLIC OF CHINA 271000

PROXY STATEMENT AND NOTICE OF
2016 ANNUAL MEETING OF SHAREHOLDERS

November 15, 2016

To the shareholders of

CHINA CUSTOMER RELATIONS CENTERS, INC.:

It is my pleasure to invite you to our 2016 Annual Meeting of Shareholders on December 15, 2016, at 10:00 a.m., Local Time. The meeting will be held at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000.

The matters to be acted upon at the meeting are described in the Notice of 2016 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the company’s performance and operations during the fiscal year ended December 31, 2015 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

Gary Wang
Chief Executive Officer and Chairman of the Board of Directors

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS
CHINA CUSTOMER RELATIONS CENTER, INC.

TIME AND DATE:	10:00 a.m., Local Time, on December 15, 2016

PLACE:	1366 Zhongtianmen Dajie Xinghuo Science and Technology Park High-tech Zone, Taian City Shandong Province People’s Republic of China 271000

ITEMS OF BUSINESS:

(1)      To elect (a) two (2) Class I directors named in the attached Proxy Statement to serve terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2016 or until their respective successors are duly elected and qualified; (b) two (2) Class II directors named in the attached Proxy Statement to serve terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2017 or until their respective successors are duly elected and qualified; and (c) three (3) Class III directors named in the attached Proxy Statement to serve for terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2018 or until their respective successors are duly elected and qualified;

(2)      To ratify the appointment of MaloneBailey, LLC as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(3)      To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on November 1, 2016.

ANNUAL REPORT:

A copy of our 2016 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about November 15, 2016.

By order of the Board of Directors,

Gary Wang Chief Executive Officer and Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report to shareholders are available at http://ccrc.com/en/guanxi05.html

ABOUT THE 2016 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)      To elect (a) two (2) Class I directors named in the attached Proxy Statement to serve terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2016 or until their respective successors are duly elected and qualified; (b) two (2) Class II directors named in the attached Proxy Statement to serve terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2017 or until their respective successors are duly elected and qualified; and (c) three (3) Class III directors named in the attached Proxy Statement to serve for terms ending at Annual Meeting of Stockholders following the fiscal year ending December 31, 2018 or until their respective successors are duly elected and qualified;

(2)      To ratify the appointment of MaloneBailey, LLC as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; and

(3)      To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

Who is entitled to vote?

You may vote if you owned common shares of the company as of the close of business on November 1, 2016. Each common share is entitled to one vote. As of November 1, 2016 we had 18,329,600 common shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)      By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)      By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)      By mail, by completing, signing and returning the enclosed proxy card; or

(4)      By fax, by faxing your signed proxy card to 646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of MaloneBailey LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the company’s common shares as of November 1, 2016.

May shareholders ask questions at the meeting?

Yes. Representatives of the company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least fifty percent (50%) of our outstanding common shares as of November 1, 2016 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the company’s proposals?

Proposal 1. The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2. The ratification of the appointment of MaloneBailey LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for election as Class I members of the Board of Directors to serve for terms to continue until the Annual Meeting of Stockholders following the fiscal year ending December 31, 2016:

Jie Xu

Mr. Xu has served as an independent director of CCRC since September 2014. Since June 2015, Mr. Xu has been the Chief Investment Officer of Shandong Juneng Investment Co., Ltd., an affiliated company of Shandong State-Owned Assets Investment Holdings, Co., Ltd. Between September 2012 and May 2015, Mr. Xu was the general manager of the asset management department of Luzheng Futures Stock Co., Ltd. Between 2008 and 2012, Mr. Xu was the senior manager of Qilu Securities (Beijing) Asset Management Company, a division of Qilu Securities Co., Ltd., as full-service brokerage and investment banking firm. Between 2006 and 2007, Mr. Xu was an investment relation manager for Shandong Tianye Hengji Stock Company Limited. Between 2002 and 2006, Mr. Xu was assistant vice president of the securities investment department of General Investment Management co., Ltd. Mr. Xu holds a bachelor degree in finance from Shandong Economic University. Mr. Xu was nominated as a director because of his experience in capital markets and finance.

Tianjun Zhang

Mr. Zhang has served as an independent director of CCRC since October 2015. Since February 2014, Mr. Zhang has been the vice president of Jinan Zhongwei Century Technology Co., Ltd. Between February 2011 and February 2014, Mr. Zhang was a director of Sinopec Ningxia Branch. Between November 2009 and February 2011, Mr. Zhang was a vice president of Star Media Tanzania Co., Ltd. Between December 2001 and November 2009, Mr. Zhang was the general manager of Shandong branch of CITIC Application Service Provider Co., Ltd. Mr. Zhang received both his MBA and bachelor degree in computer science from Shandong University. Mr. Zhang was nominated as a director because of his experience in management.

Nominees for election as Class II members of the Board of Directors to serve terms to continue until the Annual Meeting of Stockholders following the fiscal year ending December 31, 2017:

Weixin Wang

Mr. Wang has served as an independent director of CCRC since September 2014. Since September 2015, Mr. Wang has been the associate dean of the Business Research Institute of Beijing Science and Technology Park Construction (Group) Co., Ltd. Between April 2013 and August 2015, Mr. Wang was the vice chairman of Jiangsu Sailian Information Industry Research Institute. Between 2006 and 2013, Mr. Wang was the director of Software and Integrated Circuit Promotion Center within the Strategy Consulting Department of Ministry and Information Technology. Between 2004 and 2006, Mr. Wang was an associate researcher of China Institute of Science. Mr. Wang holds a doctorate degree in engineering from the China Academy of Agricultural Mechanization Sciences (CAAMS). Mr. Wang was nominated as a director because of his research and development experience in information and technology.

Owens Meng

Mr. Meng has served as an independent director of CCRC since September 2014. Since 2013, Mr. Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. Between 2007 and 2013, Mr. Meng served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. Between 2003 and 2006, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA) of the Institute of Internal Auditors. Mr. Meng holds a bachelor degree in accounting and economics from Beijing Technology and Business University. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and with United States compliance issues.

Nominees for election as Class III members of the Board of Directors to serve terms to continue until the Annual Meeting of Stockholders following the fiscal year ending December 31, 2018:

Gary Wang

Mr. Wang has served as the Chief Executive Officer and Chairman of CCRC since September 2014. Mr. Wang co-founded Taiying in 2007 and has served as Taiying’s Chief Executive Officer since December 2007. From 2004 through 2007, Mr. Wang was the Chief Executive Officer of Shandong Luk Information Technology Co. Ltd, a call center company based in Shandong Province. Mr. Wang received his MBA from the Hong Kong Polytechnic University, and a bachelor’s degree in finance from Shandong University of Finance. Mr. Wang was nominated as a director because he has 15 years of experience serving in executive positions at companies exclusively operating in the call center industry and has extensive knowledge, experience and relationships in China’s BPO industry.

David Wang

Mr. Wang has served as the Chief Financial Officer and Vice Chairman of CCRC since September 2014. Mr. Wang co-founded Taiying in 2007 and has served as Taiying’s Executive Vice President and Chief Financial Officer since April 2008. From January 2006 through March 2008, Mr. Wang served as Executive Vice President of Fountain Investments Limited, an investment advisory firm based in Shandong Province. From 2003 through 2005, Mr. Wang was Assistant to the President of Tianqin Securities Limited, a full-service investment banking and brokerage firm based in Shandong Province. Mr. Wang holds a bachelor’s degree in computer science from Shandong University and is currently studying for the FMBA program at China Europe International Business School (CEIBS). Mr. Wang was nominated as a director because of his extensive operating and financial knowledge of the company as a long-term executive, which gives him detailed understanding of the complexities of our operations.

Guoan Xu

Mr. Xu has served as Vice President and Director of CCRC since September 2014. Mr. Xu has served as director and vice president of Taiying since 2014. Between 2008 and 2013, Mr. Xu served as a consultant and independent director of Taiying. Mr. Xu holds an associate bachelor’s degree in politics and public relations from Shandong University. Mr. Xu was nominated as a director because of his extensive operating and public relations experience.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Board of Directors Leadership Structure

Gary Wang serves as the Chair of the Board of Directors. In addition, he has served as our Chief Executive Officer since September 2014. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF MALONEBAILEY LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of MaloneBailey LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The Audit Committee of the Board of Directors has appointed MaloneBailey LLP to serve as the company’s fiscal 2016 independent registered public accounting firm.

Has the company changed its independent registered public accounting firm during its two most recent fiscal years?

No. MaloneBailey LLP served as the company’s independent registered public accountant for the year ended December 31, 2015 and 2014.

What services does MaloneBailey LLP provide?

Audit services provided by MaloneBailey LLP for fiscal 2016 include the examination of the consolidated financial statements of the company and services related to periodic filings made with the U.S. Securities and Exchange Commission.

Will a representative of MaloneBailey LLP be present at the meeting?

We expect that one or more representatives of MaloneBailey LLP will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of MaloneBailey LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
MALONEBAILEY LLP AS THE COMPANY’S FISCAL 2016 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $20,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service. We did not pay our independent directors in 2015, as our initial public offering did not close until December 18, 2015.

How does the Board of Directors determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the company’s director independence standards. The company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board of Director’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the company’s Investor Relations website at http://ccrc.com/en/guanxi06.html and in print upon request.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board of Directors may engage a firm to assist in identifying potential candidates, although the company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•         A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•         A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•         A director must have a record of professional accomplishment in his or her chosen field; and

•         A director must be prepared and able to participate fully in Board of Directors activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
China Customer Relations Centers, Inc.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-Tech Zone, Taian City
Shandong Province
People’s Republic of China 271000

Does the company have a Code of Business Conduct and Ethics?

The company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the company’s Investor Relations web site at http://ccrc.com/en/guanxi06.html and is also available in print upon request. The company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board of Directors meet in fiscal 2015?

As we completed our initial public offering in late 2015, the Board of Directors did not meet in 2015 and acted only through unanimous consent. In addition, noting the timing of our initial public offering, no committee of the Board of Directors met in 2015.

What are the committees of the Board of Directors?

During fiscal 2015, the Board of Directors had standing Audit, Nominating, and Compensation Committees. Current members of each of the Committees and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2015 were:

Tianjun Zhang, Chairman

Weixin Wang

Owens Meng

The Compensation Committee’s charter is available on the company’s investor relations website at http://ccrc.com/en/guanxi06.html and in print upon request. The Compensation Committee’s principal responsibilities include:

•         Making recommendations to the Board of Directors concerning executive management organization matters generally;

•         In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the company, consult with the Chief Executive Officer on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

•         Making recommendations to the Board of Directors regarding all contracts of the company with any officer for remuneration and benefits after termination of regular employment of such officer;

•         Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•         Administering the company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2015 were:

Owens Meng, Chairman

Tianjun Zhang

Jie Xu

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the company’s financial statements and the independence of its external auditors. The company believes that each of the members of the Audit Committee is “independent” and that Owens Meng qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•         Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the company;

•         Meet with the independent auditors and management of the company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•         Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

•         Review the internal accounting function of the company, the proposed audit plans for the coming year and the coordination of such plans with the company’s independent auditors;

•         Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•         Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•         Review accounting and financial human resources and succession planning within the company;

•         Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•         Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ccrc.com/en/guanxi06.html.

Nominating Committee

The members of the Nominating Committee are:

Weixin Wang, Chairman

Tianjun Zhang

Owens Meng

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•         Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the company;

•         Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•         Oversee the process of evaluation of the performance of the company’s Board of Directors and committees;

•         Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

•         Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board of Directors in connection with their service on the Board of Directors or on its committees; and

•         Evaluate Board of Directors and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board of Directors as a whole, a Board of Directors committee or individual director. Shareholders wishing to communicate with the Board of Directors as a whole, a Board of Directors committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the company or to the committee or to an individual director, c/o Secretary, China Customer Relations Centers, Inc.,1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-Tech Zone, Taian City, Shandong Province, People’s Republic of China 271000. All communications will be compiled by the Secretary of the company and submitted to the Board of Directors or the addressee not later than the next regular Board of Directors meeting.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

For information as to the business history of Gary Wang, David Wang and Guoan Xu, see the section “Proposal One: Election of Directors” in this Proxy Statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Under Chinese law, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause, we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three (3) years, provided that either party may terminate the agreement on sixty (60) days notice and a salary to be paid monthly. The agreements also provide that the executive officers are to work an average of forty (40) hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for one (1) year afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Gary Wang

We entered into an employment agreement with Mr. Wang, through Shandong our principal operating company, Shandong Taiying Technology Co., Ltd. (“Taiying”), effective May 17, 2016, providing for Mr. Wang to serve as our Chief Executive Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to take overall responsibility for the operational management and financial management of us in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

•         Annual compensation of RMB 1,152,000 (approximately $177,000); and

•         Reimbursement of reasonable expenses.

Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

David Wang

We entered into an employment agreement with Mr. Wang, through Taiying, effective September 3, 2014, providing for Mr. Wang to serve as our Chief Financial Officer. Under the terms of Mr. Wang’s employment agreement, Mr. Wang is, among other matters, to oversee all financial and operational controls and metrics within the organization in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

•         Annual compensation of RMB 720,000 (approximately $111,000); and

•         Reimbursement of reasonable expenses.

Mr. Wang’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Wang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Guoan Xu

We entered into an employment agreement with Mr. Xu, through Taiying, effective September 3, 2014, providing for Mr. Xu to serve as our Vice President. Under the terms of Mr. Xu’s employment agreement, Mr. Xu is, among other matters, to take respective responsibility for the operation and management of us in accordance with industry rules and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

•         Annual compensation of RMB 720,000 (approximately $111,000); and

•         Reimbursement of reasonable expenses.

Mr. Xu’s employment agreement is for an initial term of thirty-six months, renewable for an additional twenty-four months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Xu’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Xu is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Compensation of Directors and Executive Officers

In 2015, we paid an aggregate of $633,052 in cash as salaries and fees to our senior executives, officers and directors named in this annual report. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Share Option Pool

We intend to establish a pool for share options for our employees. This pool will contain options to purchase our common shares equal to ten percent (10%) of the number of common shares. Currently, this pool will contain options to purchase up to 1,832,960 of our common shares subject to outstanding share options.

Board of Directors

Our Board of Directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These provisions could make it more difficult for third parties to gain control of the company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with the company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Messrs. Weixin Wang, Jie Xu, Tianjun Zhang and Owens Meng are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board of Directors as they play key roles in the risk oversight or the company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the Board of Directors: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board of Directors regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board of Directors retains the authority to interpret those plans). The Nominating Committee of the Board of Directors is responsible for the assessment of the performance of the Board of Directors, considering and making recommendations to the Board of Directors with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Tianjun Zhang and Owens Meng serve on all three committees. Weixin Wang serves on the Nominating and Compensation committees. Jie Xu serves on the Audit Committee. At this time, Weixin Wang chairs the Nominating Committee; Owens Meng chairs the Audit Committee; and Tianjun Zhang chairs the Compensation Committee. Owens Meng qualifies as an “audit committee financial expert” as that term is defined by the applicable U.S. Securities and Exchange Commission regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:

•         appointing officers and determining the term of office of the officers;

•         authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•         exercising the borrowing powers of the company and mortgaging the property of the company;

•         executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•         maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a Board of Directors meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board of Directors or otherwise contained in the minutes of a meeting or a written resolution of the Board of Directors or any committee of the Board of Directors that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all travel, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors, committees of our Board of Directors or shareholders or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable as a matter of U.S. law.

Material Changes in Manner of Recommending Board of Directors Nominees

There were no material changes in manner of recommending Board of Directors nominees to our Board of Directors in the fiscal year 2015.

Related Party Transactions

Please refer to the company’s Annual Report on Form 20-F for a full discussion of related party transactions. We have included a copy of the Annual Report on Form 20-F has been included in this proxy mailing.

Future Related Party Transactions

Our Nominating Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2015?

The members of the Audit Committee as of December 31, 2015 were Owens Meng, Tianjun Zhang, and Jie Xu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Owens Meng was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the company’s investor relations website at http://ccrc.com/en/guanxi06.html.

How does the Audit Committee conduct its meetings?

During fiscal 2015, the Audit Committee convened its meeting with the senior management over a conference call during which financial and regulatory issues were discussed. Over the course of the year, the Audit Committee held private interviews with representatives of the company’s independent registered public accounting firm.

Does the Audit Committee review the periodic reports and other public financial disclosures of the company?

The Audit Committee reviews the company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the company’s periodic reports, as well as related matters such as the quality (and not just the acceptability) of the company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the company’s critical accounting policies and the clarity and completeness of the company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the company?

Management of the company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the company’s financial reporting practices.

What has the Audit Committee done with regard to the company’s audited financial statements for fiscal 2015?

The Audit Committee has:

•         reviewed and discussed the audited financial statements with the company’s management; and

•         discussed with MaloneBailey LLP, the company’s independent registered public accounting firm for the 2015 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the company’s auditors?

The Audit Committee has received from MaloneBailey LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with MaloneBailey LLP its independence. The Audit Committee has concluded that MaloneBailey LLP is independent from the company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2015?

Based upon its review and the discussions with management and the company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the company be included in the company’s Annual Report on Form 20-F for fiscal 2015.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2015?

The Audit Committee has reviewed and discussed the fees paid to MaloneBailey LLP during 2015 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of MaloneBailey LLP.

What is the company’s policy regarding the retention of the company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Owens Meng, Chairman

Tianjun Zhang

Jie Xu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2015 and 2014, MaloneBailey LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $150,000 and $192,000, respectively.

Audit-Related Fees

The company paid MaloneBailey LLP $35,000 for audit-related services in fiscal 2015 for services rendered in connection with the financial due diligence of the company in connection with the company’s initial public offering. The company did not pay MaloneBailey LLP for audit-related fees in fiscal 2014.

Tax Fees

The company has not paid MaloneBailey LLP for tax services in fiscal 2015 and 2014.

All Other Fees

The company has not paid MaloneBailey LLP for any other services in fiscal 2015 and 2014.

Audit Committee Pre-Approval Policies

Before MaloneBailey LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s Audit Committee. All services rendered by MaloneBailey LLP have been so approved.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of November 1, 2016 by:

•         Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

•         Each of our directors and named executive officers; and

•         All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 18,329,600 common shares outstanding as of November 1, 2016. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 1, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of the company at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000. As of November 1, 2016, we had 25 shareholders of record.

	Beneficial Ownership(1)
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers

Gary Wang(2)(5)	3,958,763	21.7%
David Wang(3)(5)	1,069,936	5.8%
Guoan Xu(4)(5)	122,400	*
Weixin Wang(5)	0	0
Jie Xu(5)	0	0
Tianjun Zhang(5)	0	0
Owens Meng(5)	0	0

All directors and executive officers as a group	5,151,099	28.1%

5% or Greater Beneficial Owners

Qingmao Zhang	1,223,000	6.7%
Qiaolin Wang	979,200	5.3%
Jishan Sun(6)	764,240	4.2%
Telecare Global Services Limited(6)(7)	764,240	4.2%

5% or greater beneficial owners as a group	3,731,680	20.36%

____________

*         Less than 1%

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)      Chairman and Chief Executive Officer

(3)      Chief Financial Officer

(4)      Vice President

(5)      Director

(6)      Represents 764,240 shares directly held by Telecare Global Services Limited, a British Virgin Islands limited liability company controlled by Mr. Jishan Sun. Mr. Sun holds voting and investment power over the shares held.

(7)      Mr. Jishan Sun and Telecare Global Services Limited each hold less than 5% of the common shares, but due to Mr. Sun’s control of Telecare, the common shares of each are considered in the aggregate making them principal shareholders. Mr. Sun holds voting and investment power over the shares held.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2015 were officers or employees of the company or any of its subsidiaries or had any relationship with the company requiring disclosure under U.S. Securities and Exchange Commission regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, China Customer Relations Centers, Inc., 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-Tech Zone, Taian City, Shandong Province, People’s Republic of China 271000, or via the Internet at http://ccrc.com/en/guanxi05.html

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board of Directors; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number

CONTROL #

VOTE BY FAX

Mark, sign and date your proxy card fax it to (646) 536-3179

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 15, 2016 at 10:00 am Local Time

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - China Customer Relations Centers Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

Class I Directors	Class II Directors	Class III Directors
01 - Jie Xu	03 - Weixin Wang	05 - Gary Wang
02 - Tianjun Zhang	04 - Owens Meng	06 - David Wang
		07 - Guoan Xu

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date __________ **Signature** __________ **Signature, if held jointly** __________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

CHINA CUSTOMER RELATIONS CENTERS, INC.

Proxy for the Annual Meeting of Stockholders

TO BE HELD ON DECEMBER 15, 2016

CHINA CUSTOMER RELATIONS CENTERS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Gary Wang, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of China Customer Relations Centers, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company to be held on December 15, 2016, at 10:00 a.m., Local Time, at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, People’s Republic of China 271000, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of the nominees to the board of directors , and “FOR” the ratification of MaloneBailey LLP.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

Please check here if you plan to attend the Annual Meeting of Stockholders on December 15, 2016 at 10:00 a.m. ☐

(Continued and to be signed on Reverse Side)